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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ______________________________________________________________June 2004

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Press Releases: 6/14/04, 6/21/04, 6/30/04, 7/6/04, 7/8/04, 7/20/04, 7/21/04, 7/29/04

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

News Release

For Immediate Release:

June 14, 2004

International Barrier Achieves Growing Sales in the Mid-Atlantic as Centex Homes Expands its Use of Blazeguard® Fire Resistant Wood Panels

Watkins, MN; Vancouver, BC; June 14, 2004 – International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, reports that Centex Homes has expanded its use of Barrier’s Blazeguard® fire-rated roof sheathing. Centex Homes, a division of Centex Corporation (CTX), has been successfully using Blazeguard in townhome and condominium developments in Florida for over five years. Centex uses more Blazeguard in Florida than any other builder. Recently, Centex began to use Blazeguard in townhome developments in Virginia, providing a valuable new sales opportunity for Barrier and its Blazeguard product.

“Centex, one of the first major US homebuilders to begin using our fire resistant wood panels, is an important user of Blazeguard in Florida,” said Mike Huddy, Barrier’s president. “In Florida, Centex served as a critical catalyst by providing an example for other builders regarding the benefits of utilizing Blazeguard over alternative materials. Barrier expects local Blazeguard distributors in Virginia to successfully capitalize on Centex’s lead and the sales efforts of our recently appointed independent manufacturer’s representative, Joe Spagnolo, to achieve our goal of expanding sales in the mid-Atlantic region.”

About Centex

Centex Corporation is the nation's premier company in building and related services, with revenues exceeding $10 billion. Centex's home building operation, www.centexhomes.com, consistently ranks among the largest multi-market, single-family home producers in the United States. Centex Homes is the only company to rank among the Top 10 U.S. homebuilders for 35 consecutive years, according to Professional Builder magazine. Centex Homes builds and sells homes in approximately 560 neighbourhoods serving more than 95 markets in 26 states.

About Blazeguard®

Blazeguard® fire rated wood panels consist of a sheet of oriented strand board (OSB) or plywood combined with a thin coating of International Barrier's patented Pyrotite fire resistant formulation. A Blazeguard wood panel is able to achieve a Class A, structural flame spread rating (as measured by ASTM E-84 extended to 30 minutes) and its burn-through resistance (as measured by ASTM E-119) is nearly triple that of untreated wood panels. Blazeguard® is used in building applications where either a Class A flame spread or burn through resistance rating is required by building code, or where developers/builders generally desire a high quality, environmentally friendly, non-toxic product that delivers superior fire resistance and attributes such as mild and mildew resistance, structural strength and impact resistance.

For more information about Blazeguard: www.intlbarrier.com/blazeguard.html.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials. Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire. Barrier's award-winning Blazeguard wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe's Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications in engineered wood products, paint, plastics, and expanded polystyrene.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

ir@intlbarrier.com

or

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

News Release

For Immediate Release:

June 21, 2004

International Barrier’s Purchase of Fire Resistant Technology Generates Global Licensing Inquiries in Asia, Mexico, Ireland, Great Britain, Saudi Arabia, and India

Watkins, MN, Vancouver, BC, June 21, 2004 - International Barrier Technology Inc. ("Barrier") (IBTGF: OTCBB; IBH: TSXV), a manufacturer and marketer of fire resistant building materials, has begun preliminary discussions concerning sales and Pyrotite™ license opportunities with parties representing interests in Japan, China, Mexico, Ireland, Great Britain, Saudi Arabia, and India. With the completion of the acquisition of the Pyrotite fire retardant technology, Pyrotite trademark, US and international patents, and know-how on June 2, 2004, interest and inquiries regarding licensing have grown significantly.

"Anywhere that people build structures, fire is a concern. Where fire is a concern, Blazeguard® and the Pyrotite technology can enhance safety and security. Our growth strategy focuses on licensing our technology to capable partners, and the surge in inquiries confirms that our expectations of significant global license opportunities and foreign product sales are well-founded,” said Mike Huddy, Barrier’s president. “Interested parties are coming to us with great enthusiasm to pursue these markets. These prospective licensees are capable of undertaking manufacturing and marketing as well as protecting the technology in their respective countries. Barrier is excited about the prospect of establishing partnerships with individuals and companies globally, and focusing on a primary role of technology transfer and creating a business environment in which all parties involved become winners. Over the next months, Barrier will develop priorities and guidelines to take the licensing process through to completion and the eventual sale of license rights to qualified companies.”

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials. Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire. Barrier's award-winning Blazeguard wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe's Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene.

Barrier is part of the DJ Building Materials Index (US)

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

ir@intlbarrier.com

or

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

News Release

For Immediate Release:

June 30, 2004

International Barrier Achieves Rapid Sales Growth of Fire Resistant Wood Panels to Commercial Modular Building Manufacturers

Watkins, MN; Vancouver, BC; June 30, 2004 – International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, reports that sales of its fire-resistant wood panels under its supply agreement with Mule-Hide Products Co., Inc. ("Mule-Hide") are growing rapidly and have surpassed the initial sales target of two million square feet on an annualized monthly basis. Mule-Hide has established an initial end user base of six regional and national commercial modular building manufacturers, comprising nine plants, using its Class A and Class C rated Mule-Hide® FR Deck Panel, the private-label brand it uses to market Barrier’s fire-rated sheathing. This success validates the competitive positioning and value proposition of the new Mule-Hide fire resistant oriented strand board (OSB) panels, which meet increasingly stringent requirements for wind and fire resistance in roof deck assemblies in commercial modular structures.

"We are extremely pleased with the product launch and first six months of sales of the Mule-Hide FR Deck Panel,” said Kim Hendricks, Mule-Hide president. “We identified an unmet market need for an easy-to-install, fire rated roof deck assembly that could withstand high winds and fire while providing superior performance at a lower installed cost. After rigorous testing, the Blazeguard treatment applied to a single OSB deck board resulted in a fire resistant deck panel with superior performance and turned a five-step application into four. Mule-Hide roofing systems are the number one choice of modular manufacturers and the Mule-Hide FR Deck Panel positions us for significantly expanded revenue and market share in this segment. We have committed substantial marketing and sales resources to maximize the opportunity with this market exclusive product."

“Mule-Hide applied their marketing expertise and sales resources for a very successful product launch and the results are positively impacting Barrier’s sales growth,” said Mike Huddy, Barrier president. “With shipments of the Mule-Hide FR Deck Panel going to ABC Supply distribution centers nationwide and being sold to leading commercial modular manufacturers in California, Texas, Indiana, Pennsylvania, Georgia, and Florida, the Mule-Hide fire-rated roof assemblies and technology are becoming a standard in the modular industry. The initial results are exceeding our expectations for growth since finalizing our supply agreement with Mule-Hide in December 2003. Manufacturer forecasts are indicating continued sales growth among existing users as well as a growing number of manufacturers now moving production lines over to the Mule-Hide roof deck assembly.”

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials. Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire. Barrier's award-winning Blazeguard wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe's Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

ir@intlbarrier.com

or

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

News Release
For Immediate Release:
July 6, 2004

## International Barrier Achieves Record Fiscal Year, Quarterly, and Monthly Sales Volume of its Blazeguard® Fire Resistant Wood Panels

Watkins, MN; Vancouver, BC; July 6, 2004 – International Barrier Technology Inc. ("Barrier") (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, has achieved a second consecutive quarter of exceptional year-over-year sales growth and established new sales volume records for the fiscal year, quarter, and month ending June 30, 2004:

- Fiscal year: Sales volume of 3,359,600 square feet was up 60% over last year, making fiscal 2004 a breakout year following flat annual sales that averaged 2,026,700 square feet over the prior four years.
- Fiscal fourth quarter: Sales volume of 1,278,300 square feet was 113% greater than last year's fiscal fourth quarter sales of 600,400 square feet, and up 12% over the prior quarterly record of 1,139,800 square feet set in the last fiscal quarter, ending March 31, 2004.
- One-month sales: Sales in June were 617,987 square feet, up 36% over the monthly record of 455,744 set in March, 2004.

The primary source of the strong fiscal year results was the rapid sales growth in the fiscal third and fourth quarters (157% and 113%, respectively) from Barrier's established market presence in roof deck applications for multi-family housing in Florida and the mid-Atlantic. This was combined with significant market adoption of Barrier's fire-rated sheathing in the commercial modular building market in the first six months of the company's supply agreement with Mule-Hide Products.

"Barrier's transformation in the 2004 fiscal year has been extraordinary," noted Mike Huddy, president. "Growing adoption and recurrent usage of Blazeguard by top US homebuilders and now by leading commercial modular building manufacturers highlights the value of our proprietary fire resistant wood panel. With the June acquisition of the Pyrotite fire resistant technology, we have expanded our market potential from the US to the world and positioned the company to now focus on licensing relationships with established manufacturers to pursue the company's expansion. We have had numerous international inquiries and are actively pursuing licensing opportunities. After years of flat sales, this breakout year has put us on a path toward what we believe will be valuable strategic relationships and continuing growth."

### About Blazeguard®

**International Barrier Technology Inc.**
204-1530 56th St • Tsawwassen, B.C. • Canada V4L 2A8
Tel: 866-735-3519 or 604-948-0687 • Email: ir@intlbarrier.com

News Release

For Immediate Release:

July 8, 2004

International Barrier Announces Private Placement

Watkins, MN; Vancouver, BC  July 8, 2004 - International Barrier Technology Inc. (the “Company”) (IBTGF: OTCBB; IBH: TSXV) announces that, subject to regulatory acceptance, it has negotiated a private placement in the amount of 1,250,000 units at a price of US$1.00  per unit (CDN$1.29) for gross proceeds of US$1,250,000 (CDN$1,615,625).  Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrants").  The Warrants have an exercise term of two years from the closing date.  One Warrant and US$1.00 (CDN$1.29) will entitle the placee to acquire an additional common share of the Company. The proceeds from the private placement will be used for capital improvements to the Company’s subsidiary’s manufacturing facilities at Watkins, Minnesota and for working capital.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex, D.R. Horton, KB Home, and Lennar. Lowe’s Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “DAVID J. CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

ir@intlbarrier.com

or

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

INTERNATIONAL BARRIER TECHNOLOGY INC. #604-750 West Pender Street Vancouver, BC V6C 2T7 Tel: 604-689-0188

July 20, 2004

SYMBOL:  IBH: TSX-V

IBTGF.OB

PRESS RELEASE

Watkins, MN; Vancouver, British Columbia, July 20, 2004 – International Barrier Technology Inc. (the “Company”) announces that the Company has renegotiated its private placement announced by press release dated July 8, 2004.  Subject to regulatory acceptance, the Company has renegotiated a private placement in the amount of 1,470,000 units at a price of US$0.85 per unit (CDN$1.10) for gross proceeds of US$1,249,500 (CDN$1,614,979).  Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrants").  The Warrants have an exercise term of two years from the closing date.  One Warrant and US$0.92 (CDN$1.19) will entitle the placee to acquire an additional common share of the Company. The proceeds from the private placement will be used for capital improvements to the Company’s subsidiary’s manufacturing facilities at Watkins, Minnesota and for working capital.

About International Barrier Technology Inc.

International Barrier Technology Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®. The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe’s Companies (LOW: NYSE) and Stock Building Supply are Blazeguard distributors.  Barrier is part of the DJ Building Materials Index (US).

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per:

 “DAVID J. CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

bhertel@telus.net

or

Dawn Van Zant, ECON Investor Relations, Inc.

dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

international barrier technology inc.

News Release
For Immediate Release:

July 21, 2004

# International Barrier Completes US $1,249,500 Financing for Manufacturing Plant Enhancements to Facilitate Sales Growth and Licensing Opportunities for Blazeguard®

Watkins, MN, Vancouver, BC, July 21, 2004 - International Barrier Technology Inc. ("Barrier") (IBTGF: OTCBB; IBH: TSXV), which manufactures and markets the Blazeguard® brand of fire resistant building materials, has renegotiated its private placement (previously reported July 8, 2004) and subject to regulatory acceptance, the company has closed a private placement with an affiliate of Carl Marks & Co. Inc. ("Carl Marks"), for the amount of 1.47 million units at a price of 85 U.S. cents per unit ($1.10 (Canadian)) for gross proceeds of $1,249,500 (U.S.) ($1,614,979 (Canadian)). Each unit consists of one common share and one non-transferable share purchase warrant. The warrants have an exercise term of two years from the closing date. One warrant and 92 U.S. cents ($1.19 (Canadian)) will entitle the placee to acquire an additional common share of the company. The proceeds will be used for capital improvements to Barrier's subsidiary's manufacturing facilities in Watkins, Minnesota and for working capital.

**Carl Marks** (http://www.carlmarks.com) is a New York based privately owned merchant bank that has invested as a principal in more than 400 businesses through its private equity, distressed security, venture capital and real estate divisions and has completed more than 250 consulting and financial advisory engagements. The firm is an existing shareholder in Barrier and this recent private placement will increase its holdings to over 10% in Barrier.

Barrier is investing in capital improvements at their existing facility in Watkins, MN to:

- further expand production capacity to help accommodate rapidly increasing sales
- achieve new production efficiencies that will reduce labor and material costs and improve gross profit per unit
- create a model manufacturing plant design and operation that will serve as a licensing prototype, allowing potential licensees from all over the world to see exactly what a state of the art facility would comprise.

Evergreen Engineering (www.evergreenengineering.com), headquartered in Eugene, Oregon, has been contracted to develop a detailed engineering plan for this project. Evergreen has extensive experience in designing and building product manufacturing facilities and is well positioned to help Barrier in this endeavor. Barrier retained Evergreen in March 2004 to conduct a feasibility study, which was recently completed. As a part of this contract, Evergreen will oversee installation and start-up of the new manufacturing equipment and aid in the "start-up" process. The entire project is expected to take up to 10 months to complete, however, management expects to achieve incremental improvements in efficiency and capacity within 90 days.

"Between sales growth that has far more than doubled in the first half of this year, new initiatives to expand our markets, and the prospect of significant additional strategic relationships, it is prudent that we now invest in new technology and processes," stated Mike Huddy, president. "We

**International Barrier Technology Inc.**
204-1530 56th St • Tsawwassen, B.C. • Canada V4L 2A8
Tel: 866-735-3519 or 604-948-0687 • Email: ir@intlbarrier.com international **barrier**
technology inc.

want to ensure that we can deliver the fastest but most profitable rate of sales growth and be well positioned to advance on strategic sales and licensing opportunities with a suitable plant design. The significance of this endeavor is as relevent and important as anything we have ever undertaken with this company. I could not be more excited about the new business prospects these manufacturing improvements will provide for our US based manufacturing operations and the opportunities they will facilitate for our global licensing objectives."

**INTERNATIONAL BARRIER TECHNOLOGY INC.**

Per: "MICHAEL HUDDY"
______________________
Michael Huddy
President & Director

***Toll free 1.866.735.3519***

**International Barrier Technology Inc.**
204-1530 56th St • Tsawwassen, B.C. • Canada V4L 2A8
Tel: 866-735-3519 or 604-948-0687 • Email: ir@intlbarrier.com

News Release

For Immediate Release:

July 29, 2004

International Barrier Hires Veteran Engineering and Manufacturing Executive as General Manager, US Operations

Watkins, MN; Vancouver, BC; July 29, 2004 – International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials marketed under the Blazeguard® brand, has engaged Ms. Janice B. Loebel in the newly created role of General Manager, US Operations. This senior role was created to manage the expansion of Barrier’s manufacturing capacity and operations to meet increasing demand for Blazeguard and take advantage of emerging business opportunities. Ms. Loebel has over 25 years of senior executive experience, with increasing management responsibility for engineering, operations, marketing and sales, corporate strategy, and profit and loss performance. Her educational credentials include an MBA, MS Engineering, BS Engineering, and Associate Degree in Chemistry.

“Bringing Jan on staff will help immeasurably in addressing the challenges that exponential growth brings to an emerging organization,” said Mike Huddy, Barrier’s president. “Her expertise will be vital as we launch our newly funded capital improvement project to create a state-of the art production facility in Watkins. And by taking on key operational responsibilities, she will enable me to focus on future growth in the form of global licensing opportunities, strategic business partnerships, and new product and market applications.”

“I am excited to join the Barrier team and contribute my skills and experience to the growth of a company with significant market and business opportunities,” said Ms. Loebel.

Ms. Loebel comes to Barrier from American Time & Signal (ATS), a manufacturer of system clocks for institutional and industrial markets, where she served as president. At ATS, Ms. Loebel was responsible for improving operational efficiencies, the launch of six major new products, and revenue growth. Previously she was General Manager/Vice President of Park Industries Inc., a manufacturer of machinery for the stone working industry, where she completed and launched a new production facility. At Harnischfeger Corporation, she was placed in various management roles over 10 years, eventually being appointed to General Manager, Electric Products Division, Mining Equipment, a division with $55M in revenue and 140 employees.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials. Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire. Barrier's award-winning Blazeguard wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe's Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “MICHAEL HUDDY”

_______________________

Michael Huddy

President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:
www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Richard Angle
ir@intlbarrier.com

or

Peter Kletas, ECON Investor Relations, Inc.
pkletas@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 0-20412

(Registrant)

Date: August 6, 2004         By /s/ Michael Huddy________________________

                                  Michael Huddy, President and Director